UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB/A

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

(Amendment No. 1)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☐
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☒
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

CPFL Energia S.A.

(Name of Subject Company)

CPFL Energy Incorporated

(Translation of Subject Company’s Name into English (if applicable))

Federative Republic of Brazil

(Jurisdiction of Subject Company’s Incorporation or Organization)

State Grid Brazil Power Participações S.A.

(Name of Person(s) Furnishing Form)

Common Shares

(Title of Class of Subject Securities)

Not Applicable

(CUSIP Number of Class of Securities (if applicable))

Wang Xinglei

State Grid International Development Limited

No. 8 Xuanwumennei Street, Xicheng District

Beijing, 100031

China

Telephone: +86 10 6061 6621

(Name, Address (including zip code) and Telephone Number (including area code)

of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

Copies to:

Sergio Galvis; Werner Ahlers

Sullivan & Cromwell LLP

125 Broad Street

New York, NY 10004

Telephone: +212 558 4000

Tender Offer Has Not Yet Commenced

(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a)	The following draft disclosure documents have been published in Brazil and are attached as exhibits to this Form CB:

(i)     First Draft of the Notice of Public Tender Offer for the Acquisition of Common Shares Issued by CPFL Energia S.A., filed with the Brazilian securities commission on February 22, 2017 (free translation into English).*

(ii)    Second Draft of Notice of Public Tender Offer for the Acquisition of Common Shares Issued by CPFL Energia S.A., filed with the Brazilian securities commission on July 12, 2017 (free translation into English).

(b)	Not applicable.

*	Previously furnished to the Securities and Exchange Commission by State Grid Brazil Power Participações S.A. on Form CB on February 23, 2017.

Item 2. Informational Legends

Not applicable.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1)	Not applicable.

(2)	Not applicable.

(3)	Not applicable.

PART III - CONSENT TO SERVICE OF PROCESS

State Grid Brazil Power Participações S.A. filed a written irrevocable consent and power of attorney on Form F-X with the Securities and Exchange Commission on February 23, 2017.

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

State Grid Brazil Power Participações S.A.

/s/ Qu Yang
Name:	Qu Yang
Title:	Chief Executive Officer (Name and Title)

July 13, 2017
(Date)

Exhibit Index

Exhibit No.	Description
1(a)(i)	First Draft of Notice of Public Tender Offer for the Acquisition of Common Shares Issued by CPFL Energia S.A., filed with the Brazilian securities commission on February 22, 2017 (free translation into English)*

1(a)(ii)	Second Draft of Notice of Public Tender Offer for the Acquisition of Common Shares Issued by CPFL Energia S.A., filed with the Brazilian securities commission on July 12, 2017 (free translation into English).

*	Previously furnished to the Securities and Exchange Commission by State Grid Brazil Power Participações S.A. on Form CB on February 23, 2017.